Exhibit 99.1

Jowell Global Ltd. Announces First Half 2024

Unaudited Financial Results

-- First Half Revenue of $85.7 million, increase 1.5% year-over-year --

-- First Half GMV of $107.3 million, down 7.0% year-over-year --

Shanghai, China, Dec.19, 2024 (PRNewswire) -- Jowell Global Ltd. (“Jowell” or the “Company”) (NASDAQ: JWEL), one of the leading cosmetics, health and nutritional supplements, and household products e-commerce platforms in China, today announced its unaudited financial results for the six months ended June 30, 2024.

First Half 2024 Financial and Operational Highlights

●	Total revenues were $85.7 million, an increase of 1.5% from $84.4 million in the same period of 2023.

●	Net loss was $3.8 million, a decrease of 47.1%, as compared to the net loss of $7.1 million in the same period of 2023.

●	Total GMV (Gross Merchandise Value) transacted in our online shopping mall was $107.3 million, a decrease of 7.0% from $115.5 million in the same period of 2023.

●	Total VIP members[1] as of June 30, 2024 were approximately 2.7 million, an increase of 8.5% compared to approximately 2.5 million as of June 30, 2023.

●	Total LHH stores[2] as of June 30, 2024 were 26,795, an increase of 1.0% compared to 26,528 as of June 30, 2023.

[1]	“Total VIP members” refers to the total number of members registered on Jowell’s platform as of June 30, 2024 and June 30, 2023.

[2]	“LHH stores” refers to the brand name of “Love Home Store”. Authorized retailers may operate as independent stores or store-in-shop (an integrated store), selling products they purchased through Jowell’s online platform LHH Mall under their retailer accounts, which provides them with major discounts.

First Half 2024 Financial Results

Total Revenues

Total revenues for the first half 2024 were $85.7 million, representing an increase of 1.5% from $84.4 million in the same period of 2023. Our weighted average unit price was $5.16 per unit for the first half of 2024, which represented an increase of 4.2% as compared to $4.95 per unit for the same period of 2023.

Our health and nutritional supplements revenue for the first half of 2024 increased by about $11.1 million, or 182.1%, as compared to the same period of 2023. The increase in health and nutritional supplements revenue was mainly due to the increase in sales of premium brand health and nutritional supplements. We have stepped up our promotions on these items during the Chinese New Year holidays in the first half of 2024 in an attempt to offer more promotional discounts in response to the overall market downturn.

	First Half Ended June 30%
	2024	2023	change
Revenues (in thousands, except for percentages)	US$	US$	YoY*
Product sales
• Cosmetic products	19,768.5	29,495.5	(33.0%)
• Health and nutritional supplements	17,190.7	6,094.2	182.1%
• Household products	48,438.7	48,473.1	(0.1%)
• Others	286.4	343.4	(16.6%)
Total	85,684.3	84,406.2	1.5%

*	YOY—year over year

Total cost and operating expenses were $89.6 million in the first half of 2024, a decrease of 1.5% from $91.0 million in the same period of 2023.

●	Costs of revenues were $84.8 million in the first half of 2024, an increase of 1.3% from $83.8 million in the same period of 2023, which including an increase of $11.1 million in health and nutritional supplements and partially offset by a decrease of $7.9 million in cosmetic products and $1.4 million in household products.

●	Cost of revenues of health and nutritional supplements for the first half 2024 increased about 189.9% as compared to the same period of 2023. The increase was primarily due to a 65.7% increase in weighted average unit cost. The increase in weighted average unit costs for our health and nutritional supplements is mainly because we offered and sold more higher unit price products in the first half 2024 than the same period of 2023.

●	The decrease in the cost of cosmetic products and household products was attributable to a decrease in the weighted average unit cost and a decrease in sales volume. The weighted average unit cost of cosmetic products decreased from $2.94 in the first half of 2023 to $2.47 in the first half of 2024, and weighted average unit cost of household products decreased from $8.18 in the first half of 2023 to $8.11 in the first half of 2024, both decreases mainly due to reduced customers discretionary spendings on premium brands and their preference to low cost, low price and necessity household products during the first half of 2024, as compared to the same period of 2023. The cosmetic products sales volume declined the most, with a decrease of 13.5% during the first half of 2024 comparing to the same period of 2023.

●

Fulfillment expenses primarily consist of costs related to expenses paid for order preparing, packaging, outbound freight, and physical storage. Fulfillment expenses were $0.8 million in the first half of 2024, a decrease of 56.8% from the $1.9 million in the same period of 2023. Fulfillment expenses as a percentage of total revenues were 1% in the first half of 2024, down from 2.3% in the first half of 2023. The significant reduction in fulfillment costs are attributed to our cost reduction measures in logistics. Firstly, we reduced the rental area of warehouses and labor costs in the logistics process; Secondly, we switched to logistics service providers with lower cost to replace the original ones, significantly reducing express logistics costs.

●	Marketing expenses primarily consist of targeted online advertising, and payroll and related expenses for personnel engaged in marketing and selling activities. Marketing expenses were $2.8 million in the first half of 2024, a decrease of 15.8% from the $3.3 million in the same period of 2023. The decrease was primarily due to a decrease in our marketing and promotion activities. Marketing expense as percentage of total revenues was 3.2% in the first half of 2024, down from 3.9% in the same period of 2023.

●	General and administrative expenses mainly consist of payroll, depreciation, office supplies and upkeep. General and administration expenses were $1.2 million in the first half of 2024, a decrease of 40.1% from $2.0 million in the same period of 2023. General and administration expenses as percentage of total revenues was 1.4% in the first half of 2024, down from 2.3% in the same period of 2023.

Operating Loss

Operating loss was $4.0 million for the first half of 2024, compared with the operating loss of $6.6 million in the same period of 2023. The decrease in operating loss for the first half of 2024 was mainly due the decrease of marketing expenses, as well as reduction of operating expenses as discussed above.

Net Loss

Net loss was $3.8 million, a decrease of 47.1% compared with net loss of $7.1 million in the same period of 2023, which was mainly due the factors mentioned above.

Loss per Share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). Each of the Company’s Preferred Share has voting rights equal to two Ordinary Shares of the Company and each Preferred Share is convertible into one Ordinary Share at any time. Except for voting rights and conversion rights, the Ordinary Shares and the Preferred Shares rank pari passu with one another and have the same rights, preferences, privileges and restrictions. For the first half ended June 30, 2024 and 2023, respectively, the Company had no potential ordinary shares outstanding that could potentially dilute EPS in the future.

Cash and Cash Equivalents

For the first half of 2024, the Company reported a net loss of $3.8 million, a negative operating cash flow of $41,012 and an accumulated deficit of approximately $29.8 million. The Company’s principal sources of liquidity are sales revenues, proceeds from a private placement and a registered direct offering. As of June 30, 2024, the Company had cash and restricted cash of approximately $0.8 million, held by the variable interest entity (VIE) Shanghai Juhao Information Technology Co., Ltd. (“Shanghai Juhao”) with banks and financial institutions inside China as the Company conducts its operations primarily through the consolidated VIE in China; the Company’s working capital as of June 30, 2024 was $13.4 million. Due to the uncertainty of the current market environment, management believes it is necessary to enhance the collection of its outstanding accounts receivable and other receivables, and to be cautious in terms of its operational decisions and project selections. As of October 31, 2024, approximately $1.8 million, or 62%, of its accounts receivable balance as of June 30, 2024 were collected, and approximately $9.9 million, or 93%, of its advances to supplier balance as of June 30, 2024 were utilized. In addition, the Company’s Form F-3 registration was declared effective on August 31, 2022, and the Company may also seek equity financing from outside investors if necessary.

Based on the latest business plan of the Company, Shanghai Juhao has reduced its promotion efforts and marketing expenditures since the second half of 2023, which reduced the cash used in operating activities. Management believes that the above-mentioned factors, including cash on hand of approximately $0.8 million, will provide sufficient liquidity for the Company to meet its future liquidity and capital requirements for at least the next twelve months.

About Jowell Global Ltd.

Jowell Global Ltd. (the “Company”) is one of the leading cosmetics, health and nutritional supplements and household products e-commerce platforms in China. We offer our own brand products to customers and also sell and distribute health and nutritional supplements, cosmetic products and certain household products from other companies on our platform. In addition, we allow third parties to open their own stores on our platform for a service fee based upon sale revenues generated from their online stores and we provide them with our unique and valuable information about market needs, enabling them to better manage their sales effort, as well as an effective platform to promote their brands. The Company also sells its products through authorized retail stores all across China, which operate under the brand names of “Love Home Store” or “LHH Store” and “Best Choice Store”. For more information, please visit http://ir.1juhao.com/.

Exchange Rate

The Company’s financial information is presented in U.S. dollars (“USD”). The functional currency of the Company is the Chinese Yuan, Renminbi (“RMB”), the currency of the PRC. Any transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of operations as foreign currency transaction gain or loss. The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”.

This press release contains translations of certain RMB amounts into U.S. dollars (“USD” or “$”) at specified rates solely for the convenience of the reader. The exchange rates in effect as of June 30, 2024 and December 31, 2023 were RMB1 for $0.1403 and $0.1412, respectively. The average exchange rates for the six months ended June 30, 2024 and 2023 were RMB1 for $0.1407 and $0.1444, respectively.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

Jowell Global Ltd.

Ms. Jessie Zhao

Email: IR@1juhao.com

Jowell Global Ltd.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2024	2023
	(Unaudited)
ASSETS
Current Assets:
Cash	$805,344	$1,250,281
Accounts receivable, net	2,344,481	2,401,056
Accounts receivable - related parties	-	47,040
Advance to suppliers	10,050,688	3,506,432
Advance to suppliers - related parties	12,493,792	9,874,545
Inventories	4,508,515	8,198,402
Prepaid expenses and other current assets	1,075,591	1,384,758
Total current assets	31,278,411	26,662,514

Long-term investment	3,709,340	3,888,377
Property and equipment, net	845,579	681,942
Intangible assets, net	532,810	634,655
Right of use lease assets, net	1,506,729	2,019,300
Other non-current asset	638,723	895,775
Deferred tax assets	512,175	515,364
Total Assets	$39,023,767	$35,297,927

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Short-term loan	$210,473	$423,567
Accounts payable	2,791,515	3,765,230
Accounts payable - related parties	280,530	194,818
Deferred revenue	11,691,812	2,309,957
Deferred revenue - related parties	40,000	47,059
Current portion of operating lease liabilities	1,475,947	942,989
Accrued expenses and other liabilities	975,072	782,048
Due to related parties	414,585	528,472
Taxes payable	1,487	58,233
Total current liabilities	17,881,421	9,052,373

Non-current portion of operating lease liabilities	-	1,032,235
Total liabilities	17,881,421	10,084,608

Commitments and contingencies

Equity
Common stock, $0.0016 par value, 450,000,000 shares authorized, 2,170,475 issued and outstanding at June 30, 2024 and December 31, 2023, respectively *	3,473	3,473
Preferred stock, $0.0016 par value, 50,000,000 shares authorized, 46,875 issued and outstanding at June 30, 2024 and December 31, 2023, respectively *	75	75
Additional paid-in capital	52,687,182	52,687,182
Statutory reserves	394,541	394,541
Accumulated deficit	(29,768,863)	(26,039,567)
Accumulated other comprehensive loss	(2,153,720)	(1,843,970)
Total Jowell Global Ltd. Stockholders’ Equity	21,162,688	25,201,734
Noncontrolling interest	(20,342)	11,585
Total Equity	21,142,346	25,213,319

Total Liabilities and Equity	$39,023,767	$35,297,927

*	On October 25, 2023, the Company consolidated its ordinary shares at the ratio of one-for-sixteen (“Share Consolidation”). Immediately following the Share Consolidation, the Company increased the authorized share capital to $80,000 divided into shares of which (i) 450,000,000 shares are designated as ordinary shares with a nominal or par value of $0.0016 per share, and (ii) 50,000,000 shares are designated as preferred shares with a nominal or par value of $0.0016 per share. All shares and per share data for all the periods presented have been retroactively restated.

Jowell Global Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

	For the Six Months Ended June 30,
	2024	2023
Net Revenues	$85,684,310	$84,406,244

Cost and Operating Expenses:
Cost of revenues	(84,831,857)	(83,763,353)
Fulfillment expenses	(838,764)	(1,942,595)
Marketing expenses	(2,784,515)	(3,306,812)
General and administrative expenses	(1,186,747)	(1,981,967)
Total cost and operating expenses	(89,641,883)	(90,994,727)

Loss From Operations	(3,957,573)	(6,588,483)

Other Income (Expenses), net
Interest expense	(23,997)	(39,388)
Investment loss	(170,352)	(483,214)
Other income (expense), net	385,341	(2,118)
Other Income (expenses), net	190,992	(524,720)

Loss Before Income Taxes	(3,766,581)	(7,113,203)

Income Taxes Expense	51	2,761
Net Loss	(3,766,632)	(7,115,964)

Less: net loss attributable to noncontrolling interest	(37,336)	(26,083)

Net Loss Attributable to Ordinary Shareholders of Jowell Global Ltd.	$(3,729,296)	$(7,089,881)

Loss Per share – Basic and Diluted	$(1.74)	$(3.33)

Weighted Average Shares Outstanding – Basic and diluted*	2,170,260	2,135,574

Net Loss	$(3,766,632)	$(7,115,964)

Other Comprehensive Loss, net of tax
Foreign currency translation loss	(304,341)	(1,534,036)
Total Comprehensive Loss	(4,070,973)	(8,650,000)

Less: comprehensive income attributable to non-controlling interest	(31,927)	(25,637)

Comprehensive Loss Attributable to Ordinary Shareholders of Jowell Global Ltd.	$(4,039,046)	$(8,624,363)

*	On October 25, 2023, the Company consolidated its ordinary shares at the ratio of one-for-sixteen (“Share Consolidation”). Immediately following the Share Consolidation, the Company increased the authorized share capital to $80,000 divided into shares of which (i) 450,000,000 shares are designated as ordinary shares with a nominal or par value of $0.0016 per share, and (ii) 50,000,000 shares are designated as preferred shares with a nominal or par value of $0.0016 per share. All shares and per share data for all the periods presented have been retroactively restated.

Jowell Global Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(Unaudited)

	Common Stock*		Preferred Stock*		Additional Paid-in	Statutory	Retained Earnings (Accumulated	Accumulated Other Comprehensive	Total Jowell Global Ltd. Stockholders’	Noncontrolling	Total
	Shares	Amount	Shares	Amount	Capital	Reserves	deficit)	Income (loss)	Equity	interest	Equity
Balance as of January 1, 2023	2,132,788	$3,413	46,875	$75	$52,557,552	$394,541	$(14,572,425)	$(950,720)	$37,432,436	$33,471	$37,465,907

Share-based compensation	3,093	$5	-	-	129,685	-	-	-	129,690	-	129,690
Capital contributed by minority shareholder	-	-	-	-	-	-	-	-	-	36,105	36,105
Net loss for the period	-	-	-	-	-	-	(7,089,881)	-	(7,089, 881)	(26,083)	(7,115,964)
Foreign currency translation loss	-	-	-	-	-	-	-	(1,534,482)	(1,534,482)	446	(1,534,036)

Balance as of June 30, 2023	2,135,881	$3,418	46,875	$75	52,687,237	$394,541	$(21,662,306)	$(2,485,202)	$28,937,763	$43,939	$28,981,702

Balance as of January 1, 2024	2,170,475	$3,473	46,875	$75	$52,687,182	$394,541	$(26,039,567)	$(1,843,970)	$25,201,734	$11,585	$25,213,319

Net loss for the period	-	-	-	-	-	-	(3,729,296)	-	(3,729,296)	(37,336)	(3,766,632)
Foreign currency translation loss	-	-	-	-	-	-	-	(309,750)	(309,750)	5,409	(304,341)

Balance as of June 30, 2024	2,170,475	$3,473	46,875	$75	$52,687,182	$394,541	$(29,768,863)	$(2,153,720)	$21,162,688	$(20,342)	$21,142,346

*	On October 25, 2023, the Company consolidated its ordinary shares at the ratio of one-for-sixteen (“Share Consolidation”). Immediately following the Share Consolidation, the Company increased the authorized share capital to $80,000 divided into shares of which (i) 450,000,000 shares are designated as ordinary shares with a nominal or par value of $0.0016 per share, and (ii) 50,000,000 shares are designated as preferred shares with a nominal or par value of $0.0016 per share. All shares and per share data for all the periods presented have been retroactively restated.

Jowell Global Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended June 30,
	2024	2023
Cash flows from operating activities:
Net loss	$(3,766,632)	$(7,115,964)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	160,682	202,822
Impairment loss from long-term investment	155,449	483,214
Amortization of operating lease right-of-use assets	501,604	552,702
Share-based compensation	-	129,690
Property and equipment written off	32,910	-
Changes in operating assets and liabilities:
Accounts receivables	41,845	1,670,275
Accounts receivable - related Parties	46,892	251,882
Inventories	3,650,270	(4,785,784)
Advance to suppliers	(6,586,006)	17,698,012
Advance to suppliers - related parties	(2,688,537)	(180,791)
Prepaid expenses and other current assets	301,516	(280,888)
Accounts payables	(953,319)	(236,633)
Accounts payables - related parties	87,183	(1,508,872)
Deferred revenue	9,418,057	(15,828,565)
Operating lease liabilities	(488,542)	(552,367)
Taxes payable	(56,558)	13,098
Accrued expenses and other liabilities	102,174	(429,988)
Net cash used in operating activities	(41,012)	(9,918,157)

Cash flows from investing activities:
Due from affiliate	-	(3,177,354)
Purchase of intangible assets	(2,276)	(4,950)
Disposal of equipment	-	81,469
Purchase of equipment	(9,190)	(12,260)
Net cash provided by (used in) investing activities	(11,466)	(3,113,095)

Cash flows from financing activities:

Proceeds from short-term loans	-	649,913
Repayment of short-term loans	(211,116)	(2,455,228)
Proceeds from related party loans	(113,020)	205,846
Net cash used in financing activities	(324,136)	(1,599,469)

Effect of exchange rate changes on cash	(68,323)	(103,551)

Net decrease in cash	(444,937)	(14,734,272)

Cash, beginning of period	1,250,281	16,718,102

Cash, end of period	$805,344	$1,983,830

Supplemental disclosure information:
Cash paid for income tax	$51	$2,761
Cash paid for interest	$23,997	$39,388

Supplemental non-cash activities:
Cash paid in prior year for purchase of intangible assets	$(640,674)	$-
Right of use assets obtained in exchange for operating lease obligations	$-	$(98,320)